UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION

(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60325 Frankfurt am Main

Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory note

This Report on Form 6-K contains the following exhibits. This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into Registration Statement No. 333-206013 of Deutsche Bank AG, provided that the “Outlook” subsection of the “Management Report” section of the Interim Report (contained in Exhibit 99.1) is not so incorporated by reference except for the subsection thereof entitled “The Deutsche Bank Group”.

Exhibit 99.1: The following sections of Deutsche Bank AG’s Interim Report as of September 30, 2015: “The Group at a Glance”, “Management Report”, the “Consolidated Financial Statements”, the “Notes to the Consolidated Financial Statements” and “Other Information (unaudited)”.

Exhibit 99.2: Capitalization table of Deutsche Bank AG as of September 30, 2015 (also incorporated as Exhibit 12.3 to Registration Statement No. 333-206013 of Deutsche Bank AG).

Exhibit 99.3: Statement re: Computation of Ratio of Earnings to Fixed Charges of Deutsche Bank AG for the periods ended September 30, 2015, December 31, 2014, December 31, 2013, December 31, 2012, December 31, 2011 and December 31, 2010 (also incorporated as Exhibit 12.4 to Registration Statement No. 333-206013 of Deutsche Bank AG).

Exhibit 99.4: Description of Post-Tax Return on Average Tangible Shareholders’ Equity.

Exhibit 99.5: Description of Total Loss Absorbing Capacity requirement.

Exhibit 99.6: Presentation entitled “Executing Strategy 2020”, dated October 29, 2015, of John Cryan, Co-Chief Executive Officer, and Marcus Schenck, Chief Financial Officer, of Deutsche Bank AG.

Exhibit 99.7: Ad hoc Announcement by Deutsche Bank AG, dated October 28, 2015, entitled “Deutsche Bank announces Strategy 2020 financial targets”.

Guilty pleas by or convictions of Deutsche Bank or its affiliates in criminal proceedings may have adverse effects on certain businesses of the Bank

Guilty pleas by or convictions of Deutsche Bank or its affiliates in criminal proceedings may have adverse effects on certain businesses of the Bank, for instance by impairing the Bank’s eligibility to engage in specific businesses with certain classes of counterparties, by causing it to lose certain regulatory benefits or by damaging its reputation. As described in the “Current Individual Proceedings” section of the “Provisions” note to the unaudited Consolidated Financial Statements in the Interim Report (contained in Exhibit 99.1), Deutsche Bank and its affiliates have been and are subjects of criminal proceedings or investigations. In particular, as part of the resolution of the investigation of U.S. Department of Justice (DOJ) into misconduct relating to interbank offered rates, the Bank’s subsidiary DB Group Services (UK) Ltd. entered into a plea agreement with the DOJ, pursuant to which the company pled guilty to one count of wire fraud. Also, in connection with the KOSPI Index unwind matters, the Korean Prosecutor’s Office indicted Deutsche Bank’s subsidiary Deutsche Securities Korea Co. (DSK) and four employees of Deutsche Bank group on charges of spot/futures linked market manipulation. A verdict in respect of DSK and one of the four employees is currently expected to be rendered in the fourth quarter of 2015 or the first quarter of 2016. Deutsche Bank and its affiliates are subjects of other criminal proceedings or investigations including as described in the Provisions note.

The guilty plea of DB Group Services (UK) Ltd., a potential guilty verdict against DSK in the KOSPI matter, or other criminal guilty pleas or convictions against Deutsche Bank or its affiliates, could lead to the Group’s ineligibility to use an important trading exemption under the U.S. Employee Retirement Income Security Act of 1974 (ERISA). In particular, such guilty pleas or convictions could cause Group entities to no longer qualify as a “qualified professional asset manager” (QPAM) under the QPAM Prohibited Transaction Exemption, which exemption is relied on to provide asset management services to certain pension plans in connection with certain asset management strategies. Loss of QPAM status could cause customers who rely on such status (whether because they are legally required to do so or because the Bank has agreed contractually with them to maintain such status) to cease to do business or refrain from doing business with the Bank and could negatively impact the Bank’s reputation more generally. This could have a material adverse effect on the Bank’s results of operations, particularly those of the Bank’s asset and wealth management business in the United States. The Group has filed an application with the U.S. Department of Labor (DOL), the agency responsible for ERISA, for exemptive relief permitting it to retain its QPAM status despite both the interbank offered rates guilty plea and the potential KOSPI verdict (the “QPAM Application”). In connection with the KOSPI matter, on September 1, 2015, the DOL granted the Bank a temporary, nine-month QPAM exemption, which will become effective if DSK were to be convicted. By letter dated July 16, 2015, the DOL tentatively denied the Bank’s QPAM Application. The Bank has provided additional information to the DOL in support of its QPAM Application and is scheduled to meet with the DOL to address its concerns in connection with the Tentative Denial Letter. It is unclear whether the QPAM Application will be approved, and a denial, and thus loss of QPAM status, could occur in the near future, with the potential for the adverse effects outlined above.

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2014 Annual Report on Form 20-F, which was filed with the SEC on March 20, 2015, on pages 11 through 34 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Use of Non-GAAP Financial Measures

This report and other documents we have published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that contain adjustments which exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in our financial statements. Examples of our non-GAAP financial measures, and the most directly comparable IFRS financial measures, are as follows:

Non-GAAP Financial Measure	Most Directly Comparable IFRS Financial Measure
IBIT attributable to Deutsche Bank shareholders, IBIT adjusted	Income (loss) before income taxes
Adjusted cost base, Adjusted costs	Noninterest expenses
Average active equity	Average shareholders’ equity
Pre-tax return on average active equity	Pre-tax return on average shareholders’ equity
Post-tax return on average active equity	Post-tax return on average shareholders’ equity
Tangible book value, Tangible shareholders’ equity	Total shareholders’ equity (book value)
Post-tax return on average tangible shareholders’ equity	Post-tax return on average shareholders’ equity

For descriptions of certain of these non-GAAP financial measures and the adjustments made to the most directly comparable IFRS financial measures to obtain them, please refer to the subsection “Other Information (unaudited)” of Exhibit 99.1 hereto and to Exhibits 99.4 and 99.6 hereto.

CRR/CRD 4 Solvency Measures

Since January 1, 2014, our regulatory assets, exposures, risk-weighted assets, capital and ratios thereof are calculated for regulatory purposes under the regulation on prudential requirements for credit institutions and investment firms (“CRR”) and the Capital Requirements Directive 4 (“CRD 4”) implementing Basel 3, which were published on June 27, 2013. CRR/CRD 4 provides for “transitional” rules, under which capital instruments that are no longer eligible under the new rules are permitted to be phased out as the new rules on regulatory adjustments are phased in, as well as regarding the risk weighting of certain categories of assets. Unless otherwise noted, our CRR/CRD 4 solvency measures set forth in this report reflect these transitional rules.

We also set forth in this report and other documents such CRR/CRD 4 measures on a “fully loaded” basis, reflecting full application of the rules without consideration of the transitional provisions under CRR/CRD 4. Additionally, as part of our balance sheet management, we use a CRR/CRD 4 fully loaded leverage ratio, which is described in the subsection “Management Report: Risk Report: Balance Sheet Management” of Exhibit 99.1 hereto. As indicated on page 2 of Exhibit 99.6, our Strategy 2020 capital targets are on a fully loaded basis.

As the final implementation of CRR/CRD 4 may differ from our expectations, and our competitors’ assumptions and estimates regarding such implementation may vary, our fully loaded CRR/CRD 4 measures, which are non-GAAP financial measures, may not be comparable with similarly labeled measures used by our competitors.

For descriptions of non-GAAP financial measures with respect to earlier period data, please refer to pages 4 and 5 of our 2014 Annual Report on Form 20-F, which also describe where in the 2014 Annual Report on Form 20-F such non-GAAP financial measures are reconciled to the most directly comparable financial measures under IFRS (or the CRR/CRD 4 rules, as applicable).

When used with respect to future periods, our non-GAAP financial measures are also forward-looking statements. We cannot predict or quantify the levels of the most directly comparable financial measures under IFRS (or the CRR/CRD 4 rules) that would correspond to these non-GAAP financial measures for future periods. This is because neither the magnitude of such IFRS (or CRR/CRD 4) financial measures, nor the magnitude of the adjustments to be used to calculate the related non-GAAP financial measures from such IFRS (or CRR/CRD 4) financial measures, can be predicted. Such adjustments, if any, will relate to specific, currently unknown, events and in most cases can be positive or negative, so that it is not possible to predict whether, for a future period, the non-GAAP financial measure will be greater than or less than the related IFRS (or CRR/CRD 4) financial measure.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: October 29, 2015

	By:	/s/ Peter Burrill
	Name:	Peter Burrill
	Title:	Managing Director

	By:	/s/ Mathias Otto
	Name:	Mathias Otto
	Title:	Managing Director and Senior Counsel